Exhibit 99.1 Press release

Quarterhill to Announce Fiscal 2017 Financial Results

OTTAWA, Canada – February 5, 2018 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), will release its financial results for the full-year and fourth quarter ended December 31, 2017, on Thursday, March 1, 2018. The Company will host a conference call and audio webcast at 10:00 AM ET the same day.

Webcast Information

The live audio webcast will be available at: http://event.on24.com/wcc/r/1600077-1/A298E603919911BC7B8CF45B231A3984

Dial-in Information

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: http://event.on24.com/wcc/r/1600077-1/A298E603919911BC7B8CF45B231A3984

Telephone replay will be available from 1:00 PM ET on March 1, 2018 until 11:59 PM ET on March 8, 2018 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID #: 5686816

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwan

CFO

T: 613.688.4898

E: smcewan@quarterhill.com

Dave Mason

Investor Relations

T: 613.688.1693

E: ir@quarterhill.com